SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On July 24, 2023, The Nasdaq Stock Market LLC (“Nasdaq”) granted Nisun International Enterprise Development Group Co., Ltd. (the “Company”) an additional 180 calendar day period, or until November 13, 2023, (the “Exception Period”) to regain compliance with the requirement to timely file periodic financial reports for continued listing on NASDAQ Capital Market pursuant to NASDAQ Listing Rule 5250(c)(1) (the “Rule”).

As previously reported, on May 18, 2023, the Company received a letter from Nasdaq notifying the Company that it was not in compliance with the Rule, because the Company had not filed its Form 20-F for the year ended December 31, 2022 (the “Form 20-F”). Under Nasdaq’s rules, the Company had 60 calendar days to submit a plan to regain compliance. The Company submitted a compliance plan with Nasdaq pursuant to the rules.

Under the terms of the exception granted by Nasdaq, the Company is required to file the Form 20-F on or before November 13, 2023. In the event the Company does not satisfy the terms, Nasdaq will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the Staff’s determination to Nasdaq’s hearings panel.

The Company is working diligently to finalize and file the Form 20-F as soon as practicable and expects to file it on or prior to the November 13, 2023 deadline. There can be no assurance that the Company will be able to regain compliance with the Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its common shares on Nasdaq.

The Company issued a press release announcing this matter on July 25, 2023. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated July 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: July 25, 2023	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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